Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(IN THOUSANDS OF US DOLLARS)

Basis of Presentation	2
Forward-Looking Information	2
Management’s Responsibilities for Financial Information	3
Business of the Company	3
Corporate Developments	5
Financial	6
Selected Financial Information	6
Annual	6
Quarterly	6
Non-IFRS Financial and Performance Measures	7
Systemwide Pro Forma Revenue	7
Pro Forma Adjusted EBITDA	8
Results of Operations	9
Drivers of Results of Operations	9
Year Ended December 31, 2019	10
Off-Balance Sheet Arrangements	12
Liquidity and Capital Resources	12
Cash Flows	12
Transactions with Related Parties	13
New Accounting Pronouncements and Recent Developments	13
Critical Accounting Estimates and Judgments	15
Financial Instruments and Financial Risk Management	18
Financial Risk Management	18
Credit Risk	18
Liquidity Risk	18
Price Risk	18
Foreign Exchange Risk	19
Equity	19
Share Capital	19
Stock Options	19
Warrants	19
Convertible Debt	20
Maximum Outstanding	20
Risks and Uncertainties	20
Covid-19	20
Operating	21
Financial	21
Regulatory and Legal	21
Regulatory Environment: Issues with U.S. Cannabis-Related Assets	22
Operations	22
Regulatory Overview	23
Regulation of Cannabis in the United States	23
Regulation of Industrial Hemp in the United States Federally	24
Regulatory Landscape of U.S. States in which the Company currently operates	24
Divested Operations	29
Legal and Regulatory Trends	31

Basis of Presentation

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Ventures Corp. (the “Company” or “4Front”) is for the years ended December 31, 2019. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The effective date of this MD&A is June 14, 2020.

Financial amounts are expressed in thousands (000’s) of United States dollars (“$”) unless otherwise specified. Canadian dollar amounts are denoted by “C$”.

Forward-Looking Information

Certain statements contained in this MD&A constitute “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Company is forward-looking information. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions, including the negative and grammatical variations of such expressions, are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A, may contain forward-looking information attributed to third-party industry sources.

By their nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking information will not occur. Such forward-looking information in this MD&A speak only as of the date of this MD&A. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	plans to restart construction on a cannabis production facility in Commerce, CA in late-2020, and begin operations by Q2 2021;
•	discussion of expected sales at the two Massachusetts dispensaries and the Illinois dispensary;
•	the effect of implementation of Cannex production techniques at HPI, in Worcester MA, and in Illinois;
•	adult-use licensure being attained/maintained in Massachusetts, Illinois, and California;
•	regulatory approval, if necessary, of the Company’s disclosed divestments including Maryland and Arkansas;
•	continued operation of the Company’s operating partners in Washington;
•	discussion of production and sales of CBD products from Pure Ratios as a result of engaging a new marketing partner.

Forward-looking information contained in this MD&A is based on the key assumptions above. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect and the assumptions may change. Actual results achieved during future periods will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results. Such forward-looking information is made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Management’s Responsibilities for Financial Information

Management is responsible for the reliability and timeliness of information disclosed in this MD&A.

Annual and Interim Filings require the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company´s ICFR as of December 31, 2019. Based on this evaluation management concluded that the ICFR is effective as of December 31, 2019 to ensure that necessary disclosures are made on a timely basis.

Business of the Company

4Front was incorporated pursuant to the provisions of the British Columbia Corporations Act. On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination which resulted in the business of each of Holdings and Cannex becoming the business of 4Front. Holdings has been identified as the acquirer for accounting purposes. Historical financial statements and MD&A with respect to each of Holdings and Cannex are available on the Company’s SEDAR profile at www.sedar.com. 4Front has its registered office in Vancouver, British Columbia and a head corporate office in Phoenix, Arizona.

The Class A Subordinate Voting Shares (“SVS”) of 4Front trade on the Canadian Securities Exchange (“CSE”) under the ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF). The business combination constituted a reverse takeover of Cannex by 4Front.

The Company owns or manages licensed cannabis facilities in state-licensed markets in the United States and has accelerated growth through business acquisitions. On November 13, 2018 Holdings acquired Healthy Pharms, Inc. (“HPI”) an operator of a licensed cannabis production facility and a dispensary in Georgetown, Massachusetts. On February 22, 2019, the Company acquired PHX Interactive LLC, a management company and lender which manages and lends to a licensed cannabis dispensary in Phoenix, Arizona. On April 15, 2019 Holdings purchased Om of Medicine LLC, a dispensary in Michigan. The cannabis license transfer of Om of Medicine LLC has not been approved by Michigan regulators, but management hopes to obtain such approval by the end of 2020. On July 31, 2019, the Company completed the reverse takeover of Cannex.

In January 2020, the Company announced its intention to focus on “core” assets, and divest of “non-core” assets. The Company announced the first such non-core divesture of its interests in its Arkansas dispensary, and other entities associated with the management of other Arkansas dispensaries. The Company also issued a convertible secured promissory note of $3,000 to entities associated with Gotham Green Partners, LLC (such entities collectively referred to as “GGP”).

In March 2020, the Company announced the promotion of Leo Gontmakher, formerly 4Front’s COO, to CEO, the promotion of Joshua Rosen, formerly 4Front’s CEO, to Executive Chairman, the promotion of Nicolle Dorsey, formerly EVP of Finance, to CFO, and the departure of former CFO Brad Kotansky. In addition, the Company further announced the cutting of significant corporate overhead costs, including 40% of corporate headcount and 45% of headcount related to overhead associated with Mission stores. Management expects these overhead cost reductions to result in annualized savings of $7,000 - 8,000 annually. Lastly, the Company divested of PHX Interactive LLC for $6,000 cash.

In exchange for consent of allowing the sale of PHX Interactive LLC, the Company issued to GGP an amendment fee of 1% of outstanding principal and interest, to be paid in the form of an additional note payable with the same terms as the original notes payable issued in November 2018. This resulted in an additional $348 of initial principal payable to GGP.

In March 2020, the United States and much of the world began to experience a rapid increase in the number of COVID-19 cases. The emergence of COVID-19, an extremely infectious airborne respiratory virus, caused a significant response on the part of many governments to contain it. The most relevant containment measure for the Company’s business is the implementation of “essential” type business designations and implementation of social distancing protocols. Thus far, the Company’s dispensaries and operations have been allowed to continue operating. Social distancing protocols have been implemented at the Company’s dispensaries which meet or exceed those required by the local jurisdiction. Through the date of this MD&A, sales continue to meet or exceed comparable periods last year, however there is no guarantee that the Company’s dispensaries/operations will continue to be designated as essential.

On May 1, 2020, the Company announced that it had entered into a definitive agreement to sell its stake in non-core retail licenses in Pennsylvania and Maryland, netting in excess of $18,000 of cash. As the transaction closes and proceeds are received, the Company anticipates repaying GGP a total of $10,000 in cash. On May 15, 2020, the Company had closed the sale of its Pennsylvania assets for $10,600, of which $5,700 has been used to repay GGP.

In exchange for consent of allowing for the sale of the non-core Pennsylvania and Maryland assets and the release of related collateral, the Company has agreed to make prepayments of principal to LI Lending in the amount of $250 per month for an eight-month period beginning May 1, 2020. Additionally, the Company agreed to pay an increased interest rate of an additional 2% on the final $10,000 tranche of the loan until such time as this amount has been paid down, and the remaining loan amount will be subject to the original 10.25% interest rate.

In May 2020, the Company raised $5,827 through a private placement of convertible debt (the “Notes”). The Notes are secured, although subordinate to GGP and LI Lending, and bear an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022 (although such maturity can be extended for 6 months subject to a 2.5% fee). The Notes are convertible into SVS of the Company at a conversion price of $0.25. Certain purchasers of the Notes were also able to exchange their existing equity holdings in the Company for a convertible debenture (the “Equity Swap Debenture”), with economic terms which mimic a preferred class of equity. Specifically, the Equity Swap Debenture matures on May 13, 2025, has an annual coupon of 3% which may be forgiven if the revenue of the Company is above $15,000, and converts to SVS at a conversion price of $0.4601227.

On February 25, 2019, the Company, as part of the Company's in-process acquisition of Pure Ratios, extended Accucanna, LLC (“Accucanna”), a California cannabis dispensary licensee which shared significant common ownership with Pure Ratios (the "Common Owners"), a $1,500 loan evidenced by a secured promissory note. The note bore interest of 10% for the first six months, and 18% thereafter, and originally matured on or about February 25, 2020. In May 2020, in exchange for the Common Owners foregoing approximately 1.4M shares of Company class A subordinate voting stock payable as an earnout because of Pure Ratios attaining certain CBD sales milestones, the Company modified the principal balance of the note to $890, the interest to 5%, and the maturity date to July 5, 2020, with an optional 30-day extension by written notice from Accucanna.

As of December 31, 2019, the Company:

•	owned and operated two dispensaries in Massachusetts, and one dispensary in each of Illinois, Michigan, and Pennsylvania.
•	operated two production facilities in Massachusetts and one in Illinois.
•	managed six dispensaries, four in Maryland, one in Arizona, and one in Arkansas.
•	leased real estate and sold supplies to cannabis producers in Washington State.
•	owned and operated Pure Ratios, a CBD products company in California that sells non-THC products throughout the United States and also partners with, or licenses to licensed cannabis producers and/or distributors to sell, Pure Ratio’s products containing THC under state-licensed systems in various states.

The Company was previously building a cannabis manufacturing facility in Commerce, California, but has paused construction in April 2020. The Company intends to restart construction pending resolution of certain uncertainties regarding the COVID-19 pandemic and availability of capital.

This MD&A compares the year ended December 31, 2019 and comparable periods for Holdings in 2018. The 2019 balance sheet includes net assets acquired from Cannex and resulting intangible assets. The statements of operations for the 2019 periods include P&L activity from acquired operations from the Cannex business combination for the period August 1, 2019 to December 31, 2019. The 2018 periods do not include any Cannex activity.

Corporate Developments

•	In October 2019, the Company opened a dispensary in Maryland.
•	On November 1, 2019, the Company granted options to purchase up to the equivalent of 1,200,000 subordinate voting shares to newly appointed members of the board of directors.
•	In January 2020, the Company commenced recreational sales at its Chicago, IL dispensary.
•	In January 2020, the Company secured convertible note financing of $3,000 and issued warrants.
•	In January 2020, the Company reached agreement to dispose of its Arkansas assets.
•	In March 2020, the Company’s CEO assumed the rule of Executive Chairman and COO was promoted to CEO.
•	In March 2020, the Company divested of its Arizona assets for $6,000.
•	In March 2020, the Company reduced its corporate workforce and Mission overhead workforce by 40% and 45%, respectively.
•	In May 2020, the Company announced that it had entered into a definitive agreement to sell its stake in non-core retail licenses in Pennsylvania and Maryland, netting in excess of $18,000 of cash. As the transaction closes and proceeds are received, the Company anticipates repaying GGP a total of $10,000 in cash. On May 15, 2020, the Company had closed the sale of its Pennsylvania assets for $10,600, of which $5,700 has been used to repay GGP.
•	In May 2020, the Company raised $5,800 through a private placement of convertible debt (the “Notes”). The Notes are secured, although subordinate to GGP and LI Lending, and bears an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022 (although such maturity can be extended for 6 months subject to a 2.5% fee). The Notes are convertible into class A subordinate voting shares (“SVS”) of the Company at a conversion price of $0.25. Certain purchasers of the Notes were also able to exchange all or a certain portion of their existing equity holdings in the Company for a convertible debenture (the “Equity Swap Debenture”), with economic terms which mimic a preferred class of equity. Specifically, the Equity Swap Debenture matures on May 13, 2025, has an annual coupon of 3% which may be forgiven if the revenue of the Company is above $15,000 and converts to SVS at a conversion price of $0.4601227.
•	On February 25, 2019, the Company, as part of the Company's in-process acquisition of Pure Ratios, extended Accucanna, LLC (“Accucanna”), a California cannabis dispensary licensee which shared significant common ownership with Pure Ratios (the "Common Owners"), a $1,500 loan evidenced by a secured promissory note. The note bore interest of 10% for the first six months, and 18% thereafter, and originally matured on or about February 25, 2020. In May 2020, in exchange for the Common Owners foregoing approximately 1.4 million shares of Company Class A Subordinate Voting Stock payable as an earnout because of Pure Ratios attaining certain CBD sales milestones, the Company modified the principal balance of the note to $890, the interest to 5%, and the maturity date to July 5, 2020, with an optional 30-day extension by written notice from Accucanna.

•	In May 2020, the Company gave notice to extend the repayment date of the $4,886 note payable plus associated interest that was issued for the acquisition of Healthy Pharms Inc. The note payable is now due November 18, 2020.

Financial

Selected Financial Information

Annual

	December 31,
	2019	2018	2017

Total revenues	31,126	3,766	721
Loss for the year	(180,906)	(10,053)	(4,339)
Basic and diluted loss per share, respectively	$0.43/$0.43	Note 1	Note 1
Total assets	203,919	60,469	11,904
Total non-current financial liabilities	109,089	506	9,803

[1] The Company was a partnership until July 31, 2019, so there is no loss per share for 2018 and 2017.

There were no discontinued operations or dividends declared in these fiscal years.

Quarterly

Period Ended,	Revenue	Loss	Loss per share (basic and diluted)[1]
	$	$	$
March 31, 2018	175	(1,932)	Note 2
June 30, 2018	199	(3,561)	Note 2
September 30, 2018	597	(3,167)	Note 2
December 31, 2018	2,795	(1,393)	Note 2
March 31, 2019	3,556	(4,932)	Note 2
June 30, 2019	4,321	(5,376)	Note 2
September 30, 2019	7,518	(6,870)	(0.01)
December 31, 2019	15,731	(163,728)	(0.33)

[1]    The sum of quarterly loss per share may not agree to year-to-date amounts due to rounding.

[2]    The Company was a partnership until July 31, 2019, so there is no loss per share for periods prior to September 30, 2019.

Significant variation in the results of operations for each quarter relate to:

•	June 30, 2018 expenses increased as the Company added headcount to support future growth.
•	December 31, 2018 includes revenue from the November 13, 2018 acquisition of Healthy Pharms Inc. and higher revenue from Mission Pennsylvania.
•	March 31, 2019 revenue increased because three full months of Healthy Pharms revenue is included. Expenses increased as the Company added headcount to support future growth.

•	June 30, 2019 revenue increased with the acquisition of a Michigan dispensary on April 15, 2019.
•	September 30, 2019 includes two months of revenue and expenses from the business combination of Cannex on July 31, 2019.
•	December 31, 2019 includes a charge from the impairment of goodwill from the Cannex business combination, the acquisition of Healthy Pharms and the acquisition of Om of Medicine in Michigan.

Non-IFRS Financial and Performance Measures

In addition to providing financial measurements based on IFRS, the Company provides additional financial metrics that are not prepared in accordance with IFRS. Management uses non-IFRS financial measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-IFRS financial measures are Systemwide Pro Forma Revenue and Adjusted EBITDA. Management believes that these non-IFRS financial measures reflect the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods. Management also believes that these non-IFRS financial measures enable investors to evaluate the Company’s operating results and future prospects in the same manner as management. These non-IFRS financial measures may also exclude expenses and gains that may be unusual in nature, infrequent or not reflective of the Company’s ongoing operating results. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Systemwide Pro Forma Revenue

Systemwide Pro Forma Revenue captures total revenue plus revenue from entities with which the Company has a management contract, or effectively similar relationship (net of any management fee or effectively similar revenue), but does not consolidate the financial results of in accordance with IFRS 10 - Consolidated Financial Statements, plus revenue from closed acquisitions and business combinations as if they occurred on January 1 of the applicable year. Additionally, Management has excluded revenues from entities that have been sold or plan to be sold in fiscal year 2020. 4Front considers this measure to be an appropriate indicator of the growth and scope of the business.

The following tables provide a reconciliation of Systemwide Pro Forma Revenue to the closest IFRS measure:

Year ended December 31,	2019	2018	Change	Change
	$	$	$	%
Reported revenue (IFRS)	31,126	3,766	27,360	727%
Managed Revenue Adjustments (non-IFRS)	9,260	0	9,260	N/A
Proforma Adjustments of Businesses Acquired (non-IFRS)	23,066	3,397	19,669	579%
Systemwide Pro Forma Revenue (non-IFRS)	$63,452	$7,163	56,289	786%
Adjustment for Entities Sold in 2020	(12,434)	0	(12,434)	N/A
Systemwide Pro Forma Revenue Excluding Entities Sold (non-IFRS)	$50,018	$7,163	$43,855	612%

Pro Forma Adjusted EBITDA

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization less fair value in Biological Asset adjustments, share-based compensation expense and one-time charges related to acquisition and business combination related costs. 4Front considers these measures to be an important indicator of the financial strength and performance of its business. The following table reconciles Pro Forma Adjusted EBITDA to its closest IFRS measure.

Year ended December 31,	2019	2018
	$	$
Loss for the year (IFRS)	(180,603)	(10,053)
Interest income	(85)	(1)
Interest expense	6,470	1,545
Income tax expense	1,377	105
Depreciation and amortization	5,145	545
Accretion	(337)	-
Equity based compensation	5,913	1,188
Legal settlement	(2,500)	(3,800)
Change in value of derivative liability	(5,317)	-
Foreign Exchange Gain (Loss)	57	-
Removal of FV of Biological Asset Adjustments	(271)	(209)
Acquisition, transaction, and other one-time costs	2,394	226
Investment Write-Off	529	38
Impairment of Goodwill	146,295	-
Adjusted EBITDA (Non-IFRS)	(20,933)	(10,415)

Results of Operations

Drivers of Results of Operations

Revenue

As of December 31, 2019, 4Front owned, operated, or managed operations in Arizona, Arkansas, California, Illinois, Maryland, Massachusetts, Michigan, Pennsylvania and Washington. As of December 31, 2019, 4Front generated revenue in all of these states.

4Front generates revenue from four operating segments:

•	Production - manufacturing and distribution of packaged cannabis products to its own dispensaries and third-party retail customers, and importation and sale of equipment and supplies.
•	Retail - direct sales to end consumers in its retail stores. Retail sales are through owned or controlled licensed dispensaries in Illinois, Massachusetts, Michigan, Pennsylvania, Maryland, and Arkansas. HPI grows and manufactures much of the products that are sold in the HPI dispensary. Revenue from the sale of HPI internally produced products is considered dispensary revenue.
•	Pure Ratios - production and sale of CBD products to third-party customers.
•	Real Estate - leasing of real estate to cannabis producers who are related parties.

Adult use sales from the Illinois dispensary have contributed to sales in 2020 but the Company is still waiting for necessary regulatory approval to begin recreational sales at its two Massachusetts dispensaries. The implementation of Cannex production techniques at HPI in Georgetown, MA, at Mission MA in Worcester MA, and in Illinois increased production of cannabis products to meet the new adult use demand expected in Massachusetts and Illinois. Production and sales of CBD products from Pure Ratios are expected to increase in 2020 with the recent addition of a new marketing partner.

Gross Profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to third party products and includes amounts paid for finished goods such as flower, edibles and concentrates. Cost of goods sold also includes costs to internally manufacture products such as packaging and other supplies, and allocated overhead which includes rent, salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Over the year ended December 31, 2019, the Company devoted significant resources to the business combination with Cannex and the integration of the Cannex operations and its employees into 4Front. The Company negotiated and completed the acquisition of PHX Interactive (which manages an Arizona dispensary) in February 2019 and the acquisition of a Michigan dispensary in April 2019. Mission MA, Inc. opened a dispensary in Worcester, MA in May 2019 and began harvesting cannabis in October 2019 from its Worcester, MA production facility.

Total Expenses

Total expenses other than the cost of goods sold, consist of selling costs and costs to support marketing and branding activities. It also includes a significant investment in the corporate infrastructure required to support significant expected growth in the business.

Selling and Marketing Expenses generally correlate to revenue. These expenses include labor costs and other selling costs to support the Company’s retail locations. As a percentage of sales, the Company expects selling costs to decrease over time as volumes increase at the Massachusetts and Illinois dispensaries due to adult use sales and as the Company begins to sell cannabis to the wholesale market. Pure Ratios’ selling costs are expected to fall as online sales increase.

General and administrative expenses include costs incurred at the corporate offices, primarily related to personnel costs, benefits, and other professional service costs. The Company expects these costs to plateau or decrease given the Company’s focus on performing well in its current core markets. During the year ended December 31, 2019, the Company incurred $2,325 in costs related to the Cannex business combination.

Provision for Income Taxes

With the completion of the Cannex business combination on July 31, 2019, the Company is taxed as a corporation in the U.S. The Company expects to file consolidated tax returns after July 31, 2019. For the year ending December 31, 2019, the Company recorded income tax expense of $1,377 and $105 for the year ending December 31, 2018.

As the Company operates in the state legal cannabis industry, it is subject to the limitations of IRC Section 280E under which taxpayers are only allowed to deduct a product’s cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. Therefore, the effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss.

Net Loss Attributable to Non-controlling Interest

The net loss attributable to non-controlling interest represents their allocated share of the operating income and loss from Arkansas Natural Products I LLC, Silver Spring Consulting Group LLC and Premium Medicine of Maryland LLC.

Year Ended December 31, 2019

Revenue

Revenue for the twelve months ended December 31, 2019 was $31,126, an increase of $27,360 million or 727% compared to the twelve months ended December 31, 2018. This increase was primarily due to a full year of operations at businesses acquired in 2018 ($5,586), the acquisition of PHX Interactive, LLC in February 2019 ($2,077), the acquisition of Om of Medicine in April 2019 ($2,061) and the business combination with Cannex in July 2019 ($7,118).

Revenues also improved from the opening of three dispensaries in Maryland, one dispensary in Arkansas, and one dispensary and cultivation location in Worcester, MA throughout 2019 ($3,475). For existing dispensary operations in South Shore, IL, Allentown, PA, and Catonsville, MD combined sales increased in 2019 compared to 2018 by over $5,835. Existing cultivation and processing operations in Illinois increased revenues in the twelve months ended December 31, 2019 by $2,007 through wholesale transactions.

Cost of Goods Sold

Cost of goods sold (“COGS”) increased $14,762 for the twelve months ended December 31, 2019. COGS represent costs to cultivate and produce cannabis and CBD products that are produced in Company owned facilities and are sold to third parties and through Company-owned dispensaries. For products that are purchased from third parties, COGS is the cost of inventory for sales to retail customers. Production costs increased $5,538 due to the increased production at the previously acquired HPI facility as well as increased production at the Company’s Illinois location and newly opened Worcester, MA facility. COGS for purchased inventory grew $10,018 to help facilitate the demand at newly opened or acquired dispensary locations ($8,800) as well as the business combination with Cannex’s equipment and supplies wholesale business ($1,218).

Cost of goods sold also includes a $271 adjustment to reflect an increase in the fair value of biological assets (cannabis plants) that were grown in Company-owned facilities. This increase in the valuation is required by IFRS and is calculated based on the selling price less cost to complete and selling costs.

Gross Profit

Gross profit for the twelve months ended December 31, 2019 was $14,017, an increase of $12,660 or 933%, compared the twelve months ended December 31, 2018. The increase was primarily due to the business combination with Cannex and the associated real estate leasing business. Additionally, gross profits increased with a full year’s performance of Healthy Pharms, and the acquisition of PHX Interactive, LLC and OM of Medicine. The remaining gross profit improvement can be attributed to progress of existing dispensary operations in Pennsylvania and Illinois, as well as newly opened dispensaries and productions assets in Maryland, Arkansas, Illinois, and Massachusetts.

Total Operating Expenses

Total operating expenses for the twelve months ended December 31, 2019 were $48,434, an increase of $34,911 million or 258%, as compared to the twelve months ended December 31, 2018. This increase is primarily due to $16,094 in additional general and administrative expenses from the combination of Cannex entities as well as the continued buildout of the Company’s corporate infrastructure for future growth. Of this amount, $2,394 was spent on one-time charges related to the business combination with Cannex and the acquisitions in Arizona and Michigan. In March 2020, the Company announced the cutting of significant corporate overhead costs, including 40% of corporate headcount and 45% of headcount related to overhead associated with Mission stores. Management expects these overhead cost reductions to result in annualized savings of $7,000 - $8,000. Additionally, selling and marketing expenses increased by $10,341 due to higher selling costs at the store-level. As a percent of sales, management expects selling and marketing costs to decline in time with the improved volumes in Illinois and Massachusetts as well as the disposal of non-core assets. Depreciation and amortization grew in the twelve months ended December 31, 2019 by $3,751 as a result of more tangible and intangible assets through the Company’s various acquisitions and larger asset base. Lastly, equity-based compensation grew during the period by $4,725.

Total Other Income (Expense)

Total Other Expense for the twelve months ending December 31, 2019 was $145,112. The result is largely due to a $146,295 charge from the impairment of goodwill from the Cannex business combination. This impairment is a non-cash items and has no effect on the operations of the Company. The goodwill is the difference between the consideration paid and the fair value of the net assets acquired on July 31, 2019. Goodwill is required to be tested for impairment at least annually and the first test of the goodwill occurred as of December 31, 2019. The goodwill acquired was approximately $180,157 and was the result of the Company’s relatively high stock price on July 31, 2019. The Company hired an independent valuation company to test for impairment and the results were reviewed by the Company’s auditors. The primary intangible asset acquired is the know-how to efficiently grow and manufacture high quality cannabis products at scale and this know-how has been implemented at Holdings’ three legacy production facilities. The Company continues to forecast rapid growth in revenue and cash flows as a result of this know-how and for the impairment testing the Company discounted the cash flows from the rapid growth to be conservative which resulted in a higher impairment amount. The Company continues to forecast rapid growth and improvements to cash flows over the next three years.

Net Loss Before Income Taxes

Net loss before taxes and non-controlling interest for the twelve months ended December 31, 2019 was $179,529, compared to a net loss before taxes and non-controlling interest of $9,948 for the twelve months ended December 31, 2018. This higher loss was primarily due to the impairment of goodwill, additional overhead expenses from Cannex entities, and an increase in corporate headcount. The loss was partially offset by the improvement in the underlying dispensary, cultivation, and production businesses compared to the twelve months ending December 31, 2018.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

As of December 31, 2019, the Company had total current liabilities of $18,851 and a cash balance (including restricted cash) of $8,141, as compared to $12,161 and $1,435, respectively, as of December 31, 2018.

Specific factors affecting the Company’s liquidity are:

•	The cash balance includes restricted cash of $2,352 sourced from an up-to $50,000 loan obtained in May 2019 to finance capital expenditures.
•	In January 2020, the Company secured convertible note financing of $3,000 (see Equity - Convertible Debt below).
•	The Company is subject to lease commitments totaling $21,948, including $972 due in the current period.
•	Loans due to GGP with a principal and accrued interest value of $35,607 at December 31, 2019 are due in November 2021.
•	Loans due to LI Lending, LLC (see Transactions with Related Parties, below) with a face value of $45,000 at December 31, 2019 are due in May 2024.

The Company is generating cash from sales and is deploying its capital reserves to acquire and develop assets with the goal of producing additional revenues and earnings over the near term.

The Company will likely seek to raise debt or equity financing in order to fund growth or expansion of operations, although there is no assurance that the company will be able to secure financing on terms favorable to it or at all.

Cash Flows

Cash Used in Operating Activities

Net cash used in operating activities was $25,023 million for the year ended December 31, 2019, an increase of $11,792 as compared to the year ended December 31, 2018. The increase was due primarily to increases in corporate overhead expenses related to the Cannex business combination, which was partially offset by improvement in retail and wholesale operations. Additionally, the Company increased inventory balances for increases in existing location sales as well as in anticipation of adult use in both the IL and MA markets in 2020.

Cash Used in Investing Activities

Net cash used in investing activities was $19,498 for the year ended December 31, 2019, a decrease of $11,491 as compared to the year ended December 31, 2018. While the Company increased its capital expenditures on PP&E by $13,149 during the most recent fiscal year, the business combination with Cannex resulted in an increase of $9,119 in cash.

Cash Flow from Financing Activities

Net cash provided by financing activities was $48,875 for the year ended December 31, 2019, an increase of $6,879 as compared to the year ended December 31, 2018. The increase was primarily due to net proceeds of the LI Lending note payable of $43,439 and Cannex loan of $12,497 during 2019, partially offset by proceeds from the sale of units of equity of $43,307 during 2018.

Transactions with Related Parties

Certain subsidiaries which were acquired in the business combination with Cannex have contractual relationships with two licensed Washington cannabis producer/processors: Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”). The sole owner of NWCS holds a minority interest in the Company and is an executive in the Company. The sole owner of 7Point, holds a minority interest in the Company, and is an executive of the Company.

NWCS and the Company are parties to a commercial gross lease expiring December 31, 2022 with two five-year renewal options. For the five months through December 31, 2019 the Company recognized $3,386 from interest on lease receivable for this lease from the date of the Cannex acquisition.

7Point and the Company are parties to a commercial sublease expiring November 30, 2023 with one five-year renewal option. For the five months through December 31, 2019 the Company recognized $1,190 from interest on lease receivable for this lease from the date of the Cannex acquisition.

The Company has entered into a service agreement with NWCS to provide consulting and personnel services for growing and processing for $30 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20 per month for a three-year term expiring January 1, 2021 with automatic renewal for additional three-year terms. The Company recognized a total of $250 for the five-month period ending on December 31, 2019 from the date of the Cannex acquisition.

NWCS and the Company have entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years expiring January 1, 2021 with automatic renewal for additional three-year periods. The Company recognized total of $3,703 for the five-month period ending on December 31, 2019 from the date of the Cannex acquisition under the packaging supply agreement.

At December 31, 2019, the Company held two notes receivable from these related parties with a balance of $587 (2018 -$nil) and an accounts payable balance of $596 (2018 - $nil).

As at December 31, 2019, $597 (December 31, 2018 - $nil) of the Company’s trade receivables were due from NWCS and 7Point (collected subsequent to year end).

An officer of the Company is a part-owner of a LI Lending LLC which extended the Company a real estate improvement/development loan of up to $50,000 of which $45,000 was drawn upon as of December 31, 2019.

An officer of the Company holds an interest in an online marketing Company serving the online CBD market which provides online marketing services for Pure Ratios. Pure Ratios paid $1,101 (2018 - $nil) to this vendor for marketing services.

The Company has issued notes receivable to related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company had $696 and $1,392 in such notes at December 31, 2019 and 2018.

New Accounting Pronouncements and Recent Developments

Certain pronouncements, issued by the IASB or the IFRS Interpretations Committee (“IFRIC”), were adopted during the period, or were mandatory for the Company’s fiscal periods beginning on or after January 1, 2019. The following pronouncements are relevant to the consolidated financial statements:

New standards, interpretations, and amendments

IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;
ii)	recognition exemption of low-value leases;
iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;
iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;
v)	application of hindsight in determining the applicable lease term at the date of transition; and
vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The following is the Company's policy for accounting for lease contracts in accordance with IFRS 16: Lease liabilities:

	Previously	IFRS 16
	Reported under	Transition	As report under
As at January 1, 2019	IAS 17	Adjustments	IFRS 16
Right of Use Asset	$—	$5,580	$5,580
Deferred rent	$(230)	$(230)	$—
Lease liabilities (ROU Liabilities)	$(87)	$(5,810)	$(5,897)

The Company recognized lease liabilities measured using its interdental borrowing rate at January 1, 2019. Weighted average incremental borrowing rate applied is 10.25%.

Operating lease commitments as at December 31, 2018	$ 9,137
Discounted using the incremental borrowing rate at January 1, 2019	(3,327)
$ 5,810

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise. Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the condensed consolidated interim statement of comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of operations and comprehensive loss.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

IFRIC 23- Uncertainty over Income Tax Treatments (“IFRIC 23”)

This standard clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Company adopted this standard on January 1, 2019, which did not have a significant effect on the Company’s consolidated financial statements.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company’s financial statements.

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below.

Significant estimates made in the preparation of these consolidated financial statements include the following areas:

Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimate of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the carrying value and amounts charged to the consolidated statement of loss and other comprehensive loss in specific periods.

Amortization of intangible assets is dependent upon estimates of useful lives based on management’s estimate.

Biological assets

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis plant up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields of the cannabis plant. In calculating final inventory values, management is required to determine an estimated fail rate and compare the inventory cost to estimated net realizable value.

Inventory

Inventory consists of raw materials, work in progress and finished goods. Inventory is measured at the lower of cost or net realizable value, which includes the deemed costs arising from the fair value measurement gains on the transformation of biological assets. These deemed costs are estimated using assumptions that include, but are not limited to, estimated stage of growth of the cannabis plant, selling and other fulfillment costs, average selling prices, and expected yields for the cannabis plants. Any change in these assumptions could negatively impact operational results, the actual realizable value of inventory and future expected gains.

Share-based compensation

Share-based payments expense is measured by reference to the fair value of the stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably investment in equity securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Impairment of long-lived assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In determining the allocation of the purchase price in a business combination, including any acquisition-related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is re-measured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with corresponding gain or loss being recognized in profit or loss.

The Company measures all assets acquired and liabilities assumed at their acquisition-date fair values. Non-controlling interests in the acquiree are measured on the basis of the non-controlling interests’ proportionate share of this equity in the acquiree’s identifiable net assets. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received (except for the costs to issue debt or equity securities which are recognized according to specific requirements). The excess aggregate of (a) the consideration transferred to obtain control, the amount of any non-controlling interest in the acquire over (b) the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, is recognized as goodwill as of the acquisition date.

Significant judgements made in the preparation of these consolidated financial statements include the following areas:

Segmented reporting

The Company must exercise judgement in defining its business segments and allocating revenue, expenses and assets among the segments. The Company bases allocations on the groupings used to manage the business and report to senior management.

Income taxes

The Company must exercise judgment in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for expected tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Control of entities being consolidated

The Company must exercise judgement in determining if control exists over entities where the Company does not have direct ownership but does have control through management agreements. The Company consolidates all entities that it controls.

Intangible assets

Intangible assets acquired in a business combination are measured at fair value at the acquisition date. The Company must exercise judgment in identifying intangible assets, in determining their useful life, if any, and in testing for impairment.

Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, accrued liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of December 31, 2019 and December 31, 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. 4Front’s board of directors mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of December 31, 2019, and December 31, 2018, the maximum credit exposure related to the carrying amounts of notes receivable and accrued interest from related parties were $3,332 and $1,392 respectively.

The Company maintains cash with federally insured financial institutions. As of December 31, 2019, and December 31, 2018, the Company exceeded federally insured limits by approximately $10.0 million and $0.5 million respectively. The Company has historically not experienced any losses in such accounts.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due, however, there can be no assurance that the Company will be able to raise sufficient capital.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values. Falling cannabis prices could affect the ability of third-party tenants to pay their rent to the Company. The Company monitors cannabis prices in markets where they operate and will adjust its strategies if necessary.

Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. Most importantly, the Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund expansion through the exercise of stock options or warrants will be less. The Company also has bank accounts with balances in Canadian dollars. The value of these bank balances if converted to U.S. dollars will fluctuate. While the Company maintains a registered office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company. The Company does not have a practice of trading derivatives and does not engage in “natural hedging” for funds held in Canada. As of April 2020, the Company has no further outstanding warrants denominated in Canadian dollars.

Equity

Share Capital

Prior to July 31, 2019, when the Company undertook a business combination with Cannex, the Company was a partnership and so did not have shares of capital stock. Following the Cannex transaction, the Company has three classes of shares:

•	Class A Subordinate Voting Shares (SVS),
•	Class B Subordinate Proportionate Voting Shares (SPVS) which are convertible to SVS at a rate of 1 SPVS to 80 SVS. Conversion of SPVS shares was restricted until January 31, 2020 but they are now convertible at the shareholder’s option.
•	Class C Multiple Voting Shares (MVS). The MVS carry 800 votes per share and convert to one SVS share after a certain mandated holding period. These shares were issued to certain executives of Holdings and give these executives approximately 73% of the voting control of the Company’s currently outstanding shares.

At July 31, 2019, December 31, 2019, and the date of this MD&A, there was the equivalent of 531,522,819 SVS outstanding when calculated as if all share classes were converted to Subordinate Voting Shares.

Stock Options

At December 31, 2019, stock options had been granted to purchase the equivalent of 39,460,720 SVS.

In November 2019, the Company granted options to purchase up to the equivalent of 600,000 SVS to each of Betty Aldworth and Kathi Lentzsch, two newly appointed members of the board of directors, at an exercise price of C$0.80 per share. The options expire on November 1, 2024 and vest over a three-year period.

Between December 31, 2019 and May 31, 2020, the Company granted additional options to purchase up to the equivalent of 415,040 SVS to 4Front employees. Additionally, during that same period options to purchase up to the equivalent of 1,648,240 SVS expired and were returned to the pool.

As of the date of this MD&A, stock options had been granted to purchase the equivalent of 38,827,520 SVS.

Warrants

At December 31, 2019, there were share purchase warrants outstanding to purchase up to 40,197,303 SVS. In March 2020, warrants to purchase up to 23,262,557 SVS expired unexercised. As of the date of this MD&A, there were share purchase warrants outstanding to purchase up to 19,164,826 SVS:

•	3,413,418 warrants at $0.53 expiring October 3, 2020
•	2,230,080 warrants at $0.67 expiring January 29, 2023

•	7,000,000 warrants at $1.00 expiring November 21, 2021
•	4,511,278 warrants at $1.33 expiring November 21, 2021
•	2,010,050 warrants at $1.99 expiring November 21, 2021

Convertible Debt

The GGP Notes were the only convertible debt issued by the Company at December 31, 2019. Such debt, if converted as of December 31, 2019, would result in the issuance of approximately 41,592,417 SVS.

In January 2020, the Company issued additional senior secured convertible notes to GGP in the principal amount of $3,000. The secured notes were repaid in full on May 8, 2020 using proceeds from the sale of the Company’s non-core retail licenses in Pennsylvania.

In March 2020, the Company issued an additional note to GGP in the amount of $348 as an amendment fee to allow the sale of the Company’s Arizona asset, which required GGP’s approval. The amendment fee was repaid in full on May 8, 2020 using proceeds from the sale of the Company’s non-core retail licenses in Pennsylvania.

Maximum Outstanding

As of May 31, 2020, the maximum number of SVS outstanding is 653,732,858, assuming conversion of SPVS and MVS, exercise of all options and warrants, and conversion of convertible debt but before the issuance of interest paid in kind.

Risks and Uncertainties

The Company is subject to certain risks, including, without limitation, the following:

Covid-19

As described above, the Company is affected by the COVID-19 pandemic mainly because (1) the Company’s operations depend on continuing to be designated as essential by the government; (2) mandated social distancing protocols; and (3) potential changes in consumer behavior/spending. The loss of essential status for any or all of the Company’s operations could potentially force their closure. Social distancing protocols may impair store operations (e.g. by limiting the maximum number of customers who can be served) and lower revenue in the future. Consumers may change their normal cannabis buying behavior by either reducing volume or switching to cheaper products in light of any continuing economic uncertainty.

As of the date of this MD&A, the Company’s retail stores in the following states remain open and operating with “Essential Service” designations. New services including online ordering and curbside pickup have also been implemented.

Location	Additional Services
Illinois	Online ordering
Maryland	Online ordering required, curbside pickup only
Massachusetts	Online ordering required, curbside pickup
Michigan	Online ordering required, curbside pickup and delivery

Despite the uncertainty during COVID-19, the Company’s sales continue to meet or exceed comparable prior periods.

Any change in government mandates, customer behavior, etc. could severely impair the ability of the Company to operate.

Operating

•	An expected increase in sales in 2020 from adult-use sales from two Massachusetts dispensaries may not occur.
•	The expected increase in production of cannabis products from the implementation of Cannex production techniques at HPI, in Worcester MA, and in Illinois may not occur.
•	The recent addition of a new marketing partner and increased production and sales of CBD products from Pure Ratios may not achieve the expected results.
•	The Company’s production could be shut down for reasons such as testing detecting illegal pesticides, vape bans, state-wide issues with transmitting required information, and public health responses to COVID-19.
•	The Company may lose crops due to disease, utility disruptions, and equipment failure.
•	The Company may not be able to purchase inventory for its dispensaries.
•	Wholesale prices may decrease.
•	The tenants in Washington may not be able to pay their rent or other obligations in a timely manner.

Financial

•	The Company will need additional capital but may not be able to raise such capital (whether in a debt or equity financing) on acceptable terms or at all.
•	The Company may be unable to repay lenders at maturity. This is most significant with regard to GGP noteholders, who are owed $35,607 as of December 31, 2019, with maturity on November 21, 2021, if the holders elect not to convert the notes to equity in the Company.
•	The Company may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures, changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes, ground movements, accidents and explosions that can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. In the case of loss, the lack of insurance coverage could have a material adverse effect on the business, financial condition or results of operations of the Company.

Regulatory and Legal

•	The Company may not be able to obtain adult-use licenses in Massachusetts.
•	The Company’s may not be able to renew all cannabis licenses.
•	The Company may be subject to citations and fines from regulators that could lead to the suspension of a cannabis license.
•	States may increase the number of cannabis dispensary and/or production licenses issued which could affect sales.
•	There may be adverse changes to the legal and regulatory environment, including changes in US and Canadian law and policy.
•	The Company’s products are designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur.

Regulatory Environment: Issues with U.S. Cannabis-Related Assets

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. As a result of the Company’s operations in the United States, the Company is subject to Staff Notice 51-352. For more detail regarding the regulatory regimes under which the Company currently operates, please see the Company’s Listing Statement, Form 2A, available at www.thecse.com.

In accordance with Staff Notice 51-352, the Company will evaluate, monitor, and reassess the disclosure contained herein and any related risks on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding cannabis regulation. As a result of the Company’s investments and/or ownership of certain U.S. entities as set forth herein, the Company is subject to Staff Notice 51-352 and accordingly provides the following disclosure.

Operations

As at December 31, 2019, the Company currently operates in the United States as more specifically described below.

State	Direct, Indirect, or Ancillary Involvement in the U.S. Cannabis Industry Per Staff Notice 51-352	Currently Operational?	Brief Description of Operations
Illinois	Direct	Yes	Beneficial owner of 1 dispensary license and 1 cultivation/production license
Massachusetts	Direct and Indirect	Yes	Owner of license that allows for 3 dispensary locations and up to 3 cultivation and production facilities. Management services provider to additional licensees
Michigan	Direct	Yes	Owner of entity which holds a dispensary license. The Company expects formal approval by state regulators to occur in 2020.
California	Direct and Ancillary	No - Direct Yes - Ancillary

Direct: The Company owns a subsidiary which holds a temporary state cannabis manufacturing and distribution license. However, as disclosed on March 30, 2020, the Company has halted construction on the subsidiary’s facility, and does not expect to restart construction until Q1 2021

Ancillary: The Company’s subsidiary, Pure Ratios Holdings Inc., is engaged in the sale of hemp products, and also the licensing of certain intellectual property to entities which are directly involved in various state cannabis operations.

Washington	Ancillary	Yes	Landlord and packaging supplier to cultivation and production licensees.

Divested Operations
Maryland	Direct and Indirect	Yes	As disclosed on May 1, 2020, the Company has signed a definitive agreement to divest of its Maryland assets, including owned licenses and management service providers to non-owned licensees. Final Transfer is awaiting regulatory approval.
Pennsylvania	Direct	Yes	As disclosed May 1, 2020, the Company has divested of its Pennsylvania cannabis assets.
Arizona	Direct	Yes	As disclosed on March 30, 2020, the Company has divested of its Arizona cannabis assets.
Arkansas	Direct and Indirect	Yes	As disclosed on January 30, 2020, the Company has signed definitive agreements and is in the process of divesting its Arkansas cannabis assets.
Potential Future Licenses
New Jersey	Direct	No	Intend to pursue a medical and/or recreational cannabis license if/when a licensing window re-opens.
Ohio	Direct	No	The Company is currently contesting the denial of a cultivation license by the Ohio Department of Health.

Regulatory Overview

In accordance with Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently involved directly, indirectly, or through ancillary businesses. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and promptly disclosed to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation.

Regulation of Cannabis in the United States

The United States federal government regulates drugs through the CSA, 21 U.S.C. § 811, which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. With the limited exception of the FDA approving the use of marijuana-derived CBD to treat specific forms of epilepsy, the FDA has not approved marijuana as a safe and effective drug for any indication.

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Cannabis Regulations, SOR/2018-144 (“Cannabis Regulations”) and the Cannabis Act S.C. 2018, c. 16 (the “Cannabis Act”), marijuana is largely regulated at the state level in the United States.

State laws regulating cannabis are in direct conflict with the federal CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s activities are compliant with applicable United States state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against 4Front.

The risk of federal enforcement and other risks associated with the Company’s business are described in its Listing Statement, Form 2A, Section 17 - Risk Factors, available at www.thecse.com.

Regulation of Industrial Hemp in the United States Federally

On December 20, 2018, the Agricultural Improvement Act of 2018 (commonly known as the “2018 Farm Bill”) was signed into law. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the CSA and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” The 2018 Farm Bill did not legalize CBD derived from “marihuana” (as such term is defined in the CSA), which is and remains a Schedule I controlled substance under the CSA. The U.S. Department of Agriculture (“USDA”) is responsible for promulgating regulations under the 2018 Farm Bill. Pursuant to the 2018 Farm Bill, U.S. territories and tribal governments may adopt their own regulatory plans for hemp production even if more restrictive than federal regulations so long as they meet minimum federal standards approved by the USDA. Those territories or tribal governments which choose not to adopt their own hemp production regulations will be governed by USDA regulations.

On October 31, 2019, the USDA issued an interim final ruling governing domestic production of hemp under the 2018 Farm Bill which establishes the U.S. Domestic Hemp Production Program and opening a 60-day public comment period. The interim rule will be effective through November 1, 2021, when the USDA may adopt permanent regulations. The interim rules outline various USDA requirements for state and tribal hemp programs and provide for a process of state/tribal hemp production plan submission and USDA approval/rejection within 60 days of such submission. There can be no assurances regarding any plan’s acceptance, and the final rulemaking may potentially be delayed. While regulations are finalized and plans are being submitted, the provisions of the 2014 Farm Bill remain in effect until on or about October 31, 2021 for any hemp which has been, is, or will be cultivated.

The 2018 Farm Bill also preserved the U.S. Food and Drug Administration’s (“FDA”) authority to the introduction of hemp and compounds derived from it, such as CBD, in foods, beverages, cosmetics, and dietary supplements. The FDA is expected to engage in rulemaking on this subject but has not done so and there can be no assurances on the timing or content of such rulemaking.

Regulatory Landscape of U.S. States in which the Company currently operates

Illinois

The table below lists the licenses beneficially owned by the Company. For more information, see 4Front’s Listing Statement, Form 2A, Section 4 “Narrative Description of the Business - General Business of the Company - General Business of 4Front - Mission,” available at www.thecse.com:

Holding Entity	Percentage Owned	License Number	City	Description
Illinois Grown Medicine	100%	1504160768	Elk Grove	Cultivation
Mission Illinois	100%	DISP.000053	Chicago	Dispensary

The Compassionate Use of Medical Cannabis Pilot Program Act (the “IL Act”) was signed into law in August 2013 and took effect on January 1, 2014. The IL Act provides medical cannabis access to registered patients who suffer from a list of over 30 medical conditions including epilepsy, cancer, HIV/AIDS, Crohn’s disease, and post-traumatic stress disorder, to which additional conditions were added by law in June 2019. The Opioid Alternative Pilot Program launched January 31, 2019 and allows patients that receive or are qualified to receive opioid prescriptions access to medical marijuana as an alternative in situations where an opioid could generally be prescribed. Under this program, qualified patients may bypass the fingerprinting and background checks which often delayed medical cannabis approvals by up to three months.

In January 2019, JB Pritzker was sworn in as governor of Illinois. In June 2019, Governor Pritzker signed the Cannabis Regulation and Taxation Act (“CRTA”) into law, making Illinois the 11th state to legalize adult-use cannabis.

There are two types of licenses in Illinois: (1) cultivation/process and (2) dispensary, which are independently issued by separate regulatory bodies. The Department of Agriculture handles the issuance of cultivation/processing licenses, and the Department of Financial and Professional Regulation handles the issuance of dispensary licenses. Licenses must be renewed yearly by the respective agency, typically by email. Vertical integration, i.e. the ownership by one entity of both cultivation/processing and dispensary licenses is not forbidden in Illinois.

The license issued to Illinois Grown Medicine allows it to cultivate, process, manufacture, package, sell, and purchase cannabis in an area of up to 210,000 square feet.

Mission Illinois operates a licensed dispensary in the South Shore neighborhood of Chicago which allows it to serve medical cannabis patients and opened for adult-use sales in January 2020. Per regulations issued by the Illinois Department of Financial and Professional Regulation, Mission Illinois is entitled to open a second dispensary location under its current license and is currently working to finalize preparations for a second location.

Massachusetts

The table below lists the licenses owned by Mission:

Holding Entity	Percentage Owned	License Number	City	Description
Healthy Pharms	100%	11	Georgetown	Co-located Cultivation/Production/ Dispensary
Healthy Pharms	100%	24	Cambridge	Dispensary

The table below lists the licenses controlled by Mission via management agreements (see Section 4.1(1), Listing Statement, Form 2A, “Narrative Description of the Business - General Business of the Company - General Business of 4Front - Mission,” available at www.thecse.com for more information):

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	City	Description
Mission MA	MMA Capital, LLC	100%	N/A	Worcester	Co-located Cultivation/ Production/ Dispensary
EVG	Mission Brand Ambassador Group, LLC	100%	N/A	Boston	Pursuing medical and recreational dispensary license that will allow up to 3 locations

The Massachusetts Medical Use of Marijuana Program (the “MA Program”) was established pursuant to the Act for the Humanitarian Medical Use of Marijuana (the “MA ACT”). The MA Program allows registered persons to purchase medical cannabis and applies to any patient, personal caregiver, Registered Marijuana Dispensary (“RMD”), and RMD agent that qualifies and registers under the MA Program. To qualify, patients must suffer from a debilitating condition as defined by the MA Program. On December 23, 2018 administration of the MA Program was transferred to the Cannabis Control Commission (the “MA CCC”).

In November 2016, Massachusetts voted affirmatively on a ballot petition to legalize and regulate cannabis for adult recreational use. The Massachusetts legislature amended the law on December 28, 2016, delaying the date recreational cannabis sales would begin by six months. The delay allowed the legislature to clarify how municipal land-use regulations would treat the cultivation of cannabis and authorized a study of related issues. After further debate, the state House of Representatives and state Senate approved H.3818 which became Chapter 55 of the Acts of 2017, An Act to Ensure Safe Access to Marijuana, and established the MA CCC. The MA CCC consists of five commissioners and regulates the Massachusetts Recreational Marijuana Program. Adult recreational use of cannabis in Massachusetts was legalized in July 2018.

Vertically integrated RMDs grow, process, and dispense their own cannabis. As such, each RMD is required to have a retail facility as well as cultivation and production operations, although retail operations may be separate from grow and cultivation operations. A RMD’s cultivation location may be in a different municipality or county than its retail facility.

The MA Program mandates a comprehensive application process for RMDs. Each RMD applicant must submit a Certificate of Good Standing, comprehensive financial statements, a character competency assessment, and employment and education histories of the senior partners and individuals responsible for the day-to-day security and operation of the RMD. Municipalities may individually determine what local permits or licenses are required if an RMD wishes to establish an operation within its boundaries.

Each Massachusetts dispensary, grower and processor license is valid for one year and must be renewed no later than 60 calendar days prior to expiration. As in other states where cannabis is legal, the MA CCC can deny or revoke licenses and renewals for multiple reasons, including (a) submission of materially inaccurate, incomplete, or fraudulent information, (b) failure to comply with any applicable law or regulation, including laws relating to taxes, child support, workers compensation and insurance coverage, (c) failure to submit or implement a plan of correction (d) attempting to assign registration to another entity, (e) insufficient financial resources, (f) committing, permitting, aiding, or abetting of any illegal practices in the operation of the RMD, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at an RMD, and (h) lack of responsible RMD operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of this state.

As of the date of this MD&A, because the Company’s subsidiaries in Massachusetts are not yet approved for the adult use market, they remain open and operating under Massachusetts’s COVID-19 “essential”-business (or equivalent) guidance. The Company continues to work with regulators in order to attain adult use licensure for its subsidiaries post-pandemic.

Michigan

Holding Entity	Percentage of Economic Interest	License Number	City	Description
Om of Medicine, LLC (“Om”)	100%	N536209	Ann Arbor	Dispensary

In 2008, the Michigan Compassionate Care Initiative established a medical cannabis program for serious and terminally ill patients, was approved by the House but not acted upon, and defaulted to a public initiative on the November ballot. Proposal 1 was approved by 63% of voters on November 8, 2008. Proposal 1 was then written into law and approved by Michigan’s lawmakers in December 2008. The resulting act became the Michigan Medical Marihuana Act (“MMM Act”).

In 2016, the Michigan legislature passed two new acts and also amended the original MMM Act. The first act establishes a licensing and regulation framework for medical marihuana growers, processors, secure transporters, provisioning centers, and safety compliance facilities. The second act establishes a “seed-to-sale” system to track marihuana that is grown, processed, transferred, stored, or disposed of under the Medical Marihuana Facilities Licensing Act.

The Bureau of Medical Marihuana Regulation is responsible for the oversight of medical cannabis in Michigan and consists of the Medical Marihuana Facility Licensing Division and the Michigan Medical Marihuana Program Division. Additionally, the Michigan Department of Licensing and Regulatory Affairs (“LARA”) has supplemented Michigan’s cannabis regulations to clarify the regulatory landscape surrounding cannabis. LARA is the main regulatory authority for the licensing of cannabis businesses in Michigan. The MMM Act provides access to state residents to cannabis and cannabis related products under one of 11 debilitating conditions, including epilepsy, cancer, HIV/AIDS, cancer and PTSD. In July 2018 the Medical Marihuana Facility Licensing Division approved 11 additional conditions to the list of aliments to qualify for medical cannabis. The additional 11 include Chronic pain, colitis and spinal cord injury.

Under Michigan law, LARA licenses give types of state operating licenses: (1) grower, (2) processor, (3) secure transporter, (4) provisioning center, and (5) safety compliance facility. There are no stated limits on number of licenses, but LARA exercises discretion over application approval, including background checks and vetting of principal licensee officers, and municipalities may impose additional restrictions. Vertical integration, i.e. the ownership of a grower, processor and/or provisioning center by one entity, is allowed under Michigan cannabis law and regulations.

Recreational cannabis was legalized by ballot initiative in November 2018. The initiative mandates that the Michigan Department of Licensing and Regulatory Affairs (“LARA”) begin accepting applications for retail stores no later than December 6, 2019. The initial application period will be limited to existing medical cannabis license holders.

The cannabis license ownership transfer of Om of Medicine LLC to the Company has not been approved by Michigan regulators, but management hopes to obtain such approval by the end of 2020. Om received for permission to sell recreational cannabis as of December 23, 2019.

California

In 1996, California voters passed Proposition 215, the Compassionate Use Act allowing physicians to legally recommend medical cannabis for patients who would benefit from cannabis. The Compassionate Use Act legalized the use, possession, and cultivation of medical cannabis for a set of qualifying conditions including AIDS, anorexia, arthritis, cachexia, cancer and chronic pain. The law established a not-for-profit patient/caregiver system but there was no state licensing authority to oversee the businesses that emerged as a result.

In September 2015, the California legislature passed three bills, collectively known as the “Medical Marijuana Regulation and Safety Act”. The Medical Marijuana Regulation and Safety Act established a licensing and regulatory framework for the medical cannabis businesses in California. Multiple agencies oversee different aspects of the program and require businesses obtain a state license and local approval to operate.

In November 2016, voters in California passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult-use cannabis program for individuals 21 years of age or older. AUMA contained conflicting provisions with the Medical Marijuana Regulation and Safety Act. Consequently, in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined the Medical Marijuana Regulation and Safety Act and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses. The three agencies that regulate cannabis at the state level are: (a) the California Department of Food and Agriculture, via CalCannabis, which issues licenses to cannabis cultivators, (b) the California Department of Public Health, via the Manufactured Cannabis Safety Branch, which issues licenses to cannabis manufacturers and (c) the California Department of Consumer Affairs, via the Bureau of Cannabis Control, which issues licenses to cannabis distributors, testing laboratories, retailers, and micro-businesses. These agencies also oversee the various aspects of implementing and maintaining California’s cannabis landscape, including the statewide track and trace system. All three agencies released their emergency rulemakings at the end of 2017 and have started issuing temporary licenses.

To legally operate a medical or adult-use cannabis business in California, the operator must have both local approval and a state license. This requires license holders to operate in cities with cannabis licensing and approval programs. Municipalities in California are authorized to determine the number of licenses they will issue to cannabis operators, or can choose to outright ban the cultivation, manufacturing or the retail sale of cannabis. MAUCRSA went into effect on January 1, 2018.

On January 16, 2019, the California Department of Consumer Affairs, the California Department of Public Health and the California Department of Food and Agriculture approved the state regulations for cannabis businesses across the supply chain. These new regulations became effective immediately and superseded the emergency cannabis regulations that California had previously enacted.

Although vertical integration across multiple license types is allowed under the state regulations, it is not required.

The California dispensary, grower, and processing state and local licenses are renewed annually from the date of issuance. Cannabis business owners who hold an annual commercial cannabis license can use the Cannabis track and trace system, METRC, to ensure they remain in compliance with the California licensing requirements. The license holders are required to submit a renewal application per the guidelines under Text of Emergency Rules section 8203. An application for renewal of a cultivation license shall be submitted to the state at least thirty (30) calendar days prior to the expiration date of the current license. A license holder that does not submit a completed license renewal application to the state within thirty (30) calendar days after the expiration of the current license forfeits their eligibility to apply for a license renewal and, instead, would be required to submit a new license application. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of this state.

The Company owns Pure Ratios Holdings, Inc., which is indirectly involved in the California licensed cannabis industry because of its occasional engagement of licensed cannabis entities to contract manufacture certain products which contain THC. The Company also owns a subsidiary in California which possesses a temporary license for the distribution and processing of cannabis but is not yet operational.

Washington

Through various subsidiaries, 4Front is a landlord, packaging and equipment supplier, and consultant to multiple Washington licensees. The Company does not have a direct ownership interest in any Washington licensees, and for the purposes of Staff Notice 51-532, its involvement in Washington is ancillary.

Washington has authorized the cultivation, possession, processing, wholesaling, and retail sale of marijuana by certain licensed Washington businesses. The Washington State Liquor and Cannabis Board (“WSLCB”) regulates Washington’s marijuana regulatory program. Every individual with an ownership or equity interest, with a right to receive a percentage of gross or net profits, or who exercises control over a licensed marijuana operator must apply for licensing with the WSLCB and be approved. Each applicant must be over 21 years of age and a Washington resident for a minimum of 6 months. An applicant must provide the WSLCB with the applicant’s organizational and operational documents, including the entity’s operating agreement and a detailed operating plan, in order to verify that the proposed business meets the minimum requirements for licensing. Any change in the initial ownership of a cannabis entity must receive prior approval through the WSLCB and undergoes a review of the same rigor and breadth as an initial application.

One of the Company’s operating tenants, NWCS, received administrative violation notices (“AVN”) in 2019 for various alleged violations of Washington cannabis regulations. A potential penalty of the AVNs is loss of cannabis license. NWCS, and any other cannabis licensee in Washington, is entitled to due process regarding the alleged violations, including settlement conferences, hearings before an administrative law judge, and/or possible appeal to state court. NWCS day-to-day operations are unaffected and NWCS remains a licensed cannabis business in good standing. The Company continues to monitor the situation.

Divested Operations

Maryland

The table below lists the license owned directly by 4Front subsidiaries:

Holding Entity	Percentage Owned	License Number	City	Description
Mission Catonsville	100%	Currently in pre-approval phase	Catonsville	Dispensary

The table below lists the licenses controlled by Mission via management agreements. For more information, see 4Front’s Listing Statement, Form 2A, Section 4.1(1) “Narrative Description of the Business - General Business of the Company - General Business of 4Front.” available at www.thecse.com.

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	City	Description
Mission Hampden	Adroit Consulting Group	100%	Currently in pre-approval phase	Baltimore	Dispensary
Mission Glenmont	Silver Spring Consulting, LLC	80%	D-18-00044	Silver Spring	Dispensary
MARI	Old State Line Consulting Group, LLC	100%	Currently in pre-approval phase	Silver Spring	Dispensary

In May 2013, the then Governor of Maryland signed House Bill 1101, Chapter 403, which established the Natalie M. LaPrade Maryland Medical Cannabis Commission (“MMCC”). The MMCC is an independent commission that functions within the Department of Health and Mental Hygiene. The MMCC was created for investigational use of medical cannabis. MMCC develops policies, procedures, and regulations to implement programs that ensure medical cannabis is available to qualifying patients in a safe and effective manner.

On December 1, 2017, after close to a five-year delay, the Maryland Medical Marijuana program (“MMMP”) became operational and sales commenced. The program was written to allow access to medical marijuana for patients with conditions that are considered severe and for which other medical treatments have proven ineffective, including chronic pain, nausea, seizures, glaucoma and post-traumatic stress disorder.

The Company owns and/or manages only dispensary licenses. Wholesaling occurs between cultivators and processors, cultivators and dispensaries, and processors and dispensaries. Originally no company could directly control multiple licenses of the same class, but this restriction was changed in May 2019 when a bill allowed one company to own up to 4 dispensaries. Dispensaries are tied to the Maryland state senate district in which they were awarded, except where a dispensary was awarded to a cultivator as well, in which case location is at discretion of the awardee. Cannabis oil and flower sales are permitted, as are edibles sales beginning in May 2019.

In April 2020, the Company signed a definitive agreement to divest of its interests in Maryland. The divestment is subject to customary closing conditions, including the approval of the MMMC, which has been applied for but not yet received.

Arkansas

The table below lists the licenses controlled by the Company via management agreements (see 4Front’s Listing Statement, Form 2A, Section 4.1(1) “Narrative Description of the Business - General Business of the Company - General Business of 4Front - Mission” for more information, available at www.thecse.com):

Holding Entity	Managing Entity	Percentage Interest of Mission	License Number	City	Description
Pine Bluff Agriceuticals	Pine Bluff Agriceuticals Management	40%	N/A	Pine Bluff	Medical Dispensary
Arkansas Patient Services Co.	Arkansas Patient Services Co. Management	40%	N/A	Hazen	Medical Dispensary
Arkansas Natural Products	Arkansas Natural Products Management	40%	N/A	Clinton	Medical Dispensary

The rules and regulations governing the oversight of medical marijuana cultivation facilities and dispensaries in Arkansas were adopted and promulgated by the Arkansas Alcoholic Beverage Control Board pursuant to Amendment No. 98 of the Constitution of the State of Arkansas of 1874, The Medical Marijuana Amendment of 2016. The rules and regulations governing medical marijuana registration, testing, and labeling in Arkansas were adopted and promulgated by the Arkansas State Board of Health pursuant to the Department expressly conferred by the laws of the State of Arkansas including, without limitation, Amendment No. 98 of the Constitution of the State of Arkansas of 1874, The Medical Marijuana Amendment of 2016.

These rules govern the following: the requirements for record keeping, security, and personnel at cultivation facilities and dispensaries; the requirements for the manufacturing, processing, packaging, dispensing, disposing, advertising, and marketing of medical marijuana by cultivation facilities and dispensaries; the procedures for inspecting and investigating cultivation facilities and dispensaries; and the procedures for sanctioning, suspending, and terminating cultivation facility and dispensary licenses for violations of the amendment or these rules.

Arkansas state licenses expire one year after the date of issuance. The Arkansas Medical Marijuana Commission is required under the legislation to issue a renewal dispensary or a renewal cultivation facility license within ten days to any entity that complies with the requirements contained in the Medical Marijuana Amendment of 2016, including the payment of a renewal fee. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable licenses, the license holder would expect to receive the applicable renewed license in the ordinary course of business. While the license holder’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the license holder’s licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the license holder and have a material adverse effect on the license holder’s business, financial condition, results of operations or prospects.

As disclosed on January 30, 2020, the Company has executed a definitive agreement to divest of its Arkansas assets. Certain portions of the transaction are subject to customary closing conditions, including the approval of Arkansas regulators. There can be no assurances as to the receipt or timing of such approvals and, as of the date of this MD&A, such approvals have not been received.

Legal and Regulatory Trends

The Company’s flagship investments are in states of Illinois, Massachusetts, and Washington and currently management expects the legal and regulatory regimes in the United States (on a federal level), those states, and Canada to be the most relevant to its business.

In the United States, 33 states and Washington D.C. have legalized medical marijuana, while ten states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the “Cole Memorandum”, on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill showed the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a “suspicious activity report” (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

Political and regulatory risks also exist due to the presidential administration of Donald Trump. The President’s positions on cannabis regulation have been difficult to discern. President Trump has appointed William Barr, who served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993, and Mr. Barr was confirmed by the Senate on February 14, 2019. Mr. Barr has testified before the U.S Senate Appropriations Committee that he believes that a federalist approach allowing states to individually determine the legal status of cannabis is the appropriate regime for the regulation of cannabis. It remains unclear what stance the U.S. Department of Justice under the current administration might take toward legalization efforts in U.S. states, but federal enforcement of the Controlled Substance Act and other applicable laws is possible.